

August 24, 2011

<u>Via E-mail</u>
Mr. Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
168 Binbei Street
Songbei District, Harbin City
People's Republic of China

Re: China Health Industries Holdings, Inc.
Form 10-K filed on September 28, 2010, as amended on September 30, 2010,
December 9, 2010 and July 18, 2011
File No. 000-51060

Dear Mr. Sun:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director